		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		September 30, 2024
		(in € m.)
	Debt (1) :
	Long-term debt	115,890
	Trust preferred securities	287
	Long-term debt at fair value through profit or loss	19,889
	Total debt	136,067

	Shareholders' equity:
	Common shares (no par value)	5,106
	Additional paid-in capital	39,630
	Retained earnings	25,317
	Common shares in treasury, at cost	(728)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(901)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	269
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	(98)
	Foreign currency translation, net of tax	(1,314)
	Unrealized net gains from equity method investments	(3)
	Total shareholders' equity	67,278
	Equity component of financial instruments	10,066
	Noncontrolling interest	1,554
	Total equity	78,898
	Total capitalization	214,964
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[1]	€ 40,085 million (29%) of our debt was secured as of September 30, 2024.

Due to rounding, numbers may not add up precisely to the totals provided.